FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

April 17, 2014

Commission File Number	001-31335
.
AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “The Board resolved to revise the proposal of dividend distribution”, dated April 17, 2014.

2.	Taiwan Stock Exchange filing entitled, “The Board resolved to revise the subjects of 2014 Annual General Shareholders' Meeting”, dated April 17, 2014.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: April 17, 2014	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

AU Optronics Corp.
April 17, 2014
English Language Summary

Subject:	The Board resolved to revise the proposal of dividend distribution

Regulation:	Published pursuant to Article 2-14 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Contents:

1.Date of the resolution of the board of directors or shareholders’meeting:2014/04/17

2.Type and monetary amount of original dividend distribution:

Appropriations of earnings in cash dividends to shareholders (NT$ per share):NT$0.15 per share

3.Type monetary amount of dividend distribution after the change:

Appropriations of earnings in cash dividends to shareholders (NT$ per share):NT$0.01 per share；

Cash distributed from capital surplus to shareholders (NT$ per share):NT$0.14 per share；

4.Reason for the change:

Some of cash distribution will be distributed from capital surplus, and the total amount of cash distributed to shareholders will be NT$0.15 per share.

5.Any other matters that need to be specified: None.

AU Optronics Corp.
April 17, 2014
English Language Summary

Subject:	The Board resolved to revise the subjects of 2014 Annual General Shareholders' Meeting

Regulation:	Published pursuant to Article 2-17 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Contents:

1.Date of the board of directors resolution: 2014/04/17

2.Date for convening the shareholders' meeting: 2014/06/06

3.Location for convening the shareholders' meeting:

No. 2, Jhongke Rd., Situn District, Taichung City, Taiwan R.O.C.

(Meeting Room in the Central Taiwan Science Park Administration)

4.Cause or subjects for convening the meeting:

A.Report Items:

(1)To report the business of 2013

(2)Audit Committee's Review Report

(3)To report the indirect investments in China in 2013

(4)To report the issuance of securities in private placement

B.Recognition Items:

(1)To accept 2013 Business Report and Financial Statements

(2)To approve the proposal for distribution of 2013 profits

C.Discussion Items:

(1)To distribute the capital reserve by cash

(2)To revise the "AUO Rules and Procedures for Shareholders’ Meeting"

(3)To revise the "Handling Procedures for Acquisition or Disposition of Assets", "Handling Procedures for Conducting Derivative Transactions", and "Handling Procedures for Capital Lending"

(4)To approve issuance of new common shares for cash to sponsor issuance of the overseas depositary shares and/or issuance of new common shares for cash in public offering and/or issuance of new common shares for cash in private placement and/or issuance of overseas or domestic convertible bonds in private placement

(5)To lift non-competition restrictions on board members

D.Extraordinary Motions

5.Book closure starting date:2014/04/08

6.Book closure ending date:2014/06/06

7.Any other matters that need to be specified: None.